CONBODY

Retail | Software | Technology | Health and Fitness | Community

Prison-style bootcamp that hires former inmates to teach fitness classes

CONBODY.COM NEW YORK NEW YORK


CONBODY



In 2009, I went to prison. I was also overweight and warned by doctors that my current lifestyle, if left unchecked, would likely kill me. I started working out using my own bodyweight and lost 70 pounds in 6 months. When I was released from prison, I created CONBODY. It became my mission to hire former inmates to teach my fitness method.

Coss Marte CEO / Founder @ CONBODY

Why you may want to support us...

1. Unique prison-style workout experience with over 50k satisfied clients.
2. Monthly revenue increased by ~75% from January 2020 to May 2020.
3. Snapchat Accelerator Graduate with a $150K investment from Snap Inc.
4. Social & Economic Impact: Provide training & job opportunities to formerly incarcerated individuals.
5. CONBODY has a 0% recidivism rate.
6. Featured in 200+ media outlets including CNN, NYTimes, WSJ, CNBD, Men's Fitness and Complex.
7. The fitness & wellness market is massive and growing ($600bn global fitness / wellness spend).

Why investors ❤ us

WE'VE RAISED $469,792 SINCE OUR FOUNDING



I believe in what conbody stands for and what they have been doing in the community and the platform Conbody has. They also have a great track record and an amazing network. I am excited to see where conbody goes in the future. Conbody has a great management team and a great track record and it seems like each day they move ahead. They have also developed a great app to use and it is very user friendly and has many bells and whistles.

Justin Blood AML Lead Analysts

LEAD INVESTOR | INVESTING $1,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Coss Marte
CEO / Founder
The founder of CONBODY, Coss developed his bodyweight training style when he was incarcerated for 4 years on drug charges. Coss lost 70 pounds in 6 months and found his calling.



Scott Graulich
Financial Consultant
Experienced Commercial Real Estate Lending Professional.



Alex Center
Head Of Design
Brooklyn-based designer & founder of the design / branding company CENTER. Prior to opening his own studio, he worked for over a decade for Coca-Cola where he led the strategy & design for the billion dollar beverage brands vitaminwater & smartwater.



Megan Leavy
Marketing & Strategy Consultant
Managing Partner at Access Consulting Group, which is a boutique women-owned consulting firm focused on finding strategic solutions for clients.



Emily Dixon
Marketing Director
Experienced Creative & Marketing Specialist.



Matthew Sanner
Business Management Consultant
Experienced Management Professional.

In the news

Downloads

CONBODY - Wefunder Investor Deck.pdf

The Story of CONBODY

CONBODY is a prison style bootcamp that hires formerly incarcerated individuals to teach fitness classes. CONBODY, developed by former inmate Coss Marte, is the ultimate no-equipment, hardcore workout program.

Social Impact & Mission: CONBODY's real message is about prison reform. Our mission is to bridge a gap between two communities: young professionals and formerly incarcerated individuals. We partner with non-profit organizations to provide resources (educational, housing, employment, and mentorship) to former inmates. CONBODY has hired over 40 former inmates and has a 0% recidivism rate.

Products: CONBODY offers the following products: group fitness classes in a studio setting, live stream at-home classes, on-demand workout videos, and apparel. The CONBODY workout is a 45-minute bodyweight workout that is designed to target the entire body and burn maximum calories.


WHO WE ARE
Prison style bootcamp that hires formerly incarcerated individuals to teach fitness classes both in-studio and online.
Products: (i) live stream at-home classes, (ii) on-demand workout videos, (iii) group fitness classes in a studio setting, and (iv) apparel.
Mission: To bridge a gap between two communities: young professionals and formerly incarcerated individuals.
The Workout: 45-minute bodyweight workout that combines cardio, HIIT, strength training, and metabolic conditioning.
CONBODY

The press loves CONBODY

CONBODY has been featured in 200+ media outlets. We've created a platform that leverages our social mission to drive customer traffic to our business.


200+ PRESS ARTICLES
THE WALL STREET JOURNAL.
The New York Times
NEW YORK POST
ELLE
Men'sHealth
WELL + GOOD
MENSFITNESS
TEDx
MSNBC
CNN
NBC NEWS
BuzzFeed
Daily Mail
VOGUE
BUSINESS INSIDER
CONBODY

What we've done

CONBODY has made a lot of progress over the past several years.


CONBODY
TIMELINE
CONBODY
2014
2015
2016
2017
2018
2019
2020
PROOF OF CONCEPT
Outdoor classes on the Lower East Side
YPO
Pitch Competition Winner $100K Prize
+
KICKSTARTER CAMPAIGN
$25K
TOM'S SHOES
Competition Winner
$50K Prize
+
STUDIO OPENING
Opened 1st CONBODY Studio
POP-UP LOCATION
Launched Saks Fifth Avenue Pop-Up Studio
SNAPCHAT
Accelerator graduate
$150K Investment
NEW STUDIO
Moved to a new + bigger studio on the Lower East Side
+
ON-DEMAND PLATFORM
Re-launched on-demand workout platform.
LAUNCHED LIVE STREAM CLASSES
Pivoted our business model to focus on live stream classes and on-demand workout videos (i.e. similar to Peloton)

What we're doing

CONBODY is building a more robust digital fitness platform where you can access live stream at-home classes and on-demand workouts anytime, anywhere. We plan on increasing our library of classes, adding new fitness verticals (running, boxing, yoga, and beginner classes), and updating features and functionality. The goal is to make our content available on all platforms (including apple TV & Roku), and deliver the same amazing CONBODY experience in your home.

CONBODY is a place to discover prison-style workouts taught by formerly incarcerated individuals. Our social impact and mission allows you to tap into an authentic community of members and trainers all around the world.

We launched a prototype and have strong traction so far. We currently offer on-demand workout videos for $9 per month. We currently have ~800 subscribers. Our user growth was 50% last month. We also offer live stream at-home classes for $20 per class.

Check out our on-demand promo video!


CONBODY
CONBODY ON DEMAND WORKOUTS $9/M
Watch later
Share
CONBODY
CONBODY
CONBODY
CONBODY

Check out our live stream at-home promo video!


CONBODY LIVESTREAM
Copy link

Market

We participate in the massive and growing global health and wellness industry. The total global spend on the wellness industry in 2017 was $4.2 trillion, of which the global fitness and certain categories of wellness, including meditation and yoga, spend represented nearly $600 billion.

62 million people had gym memberships in the U.S., as of 2018. The U.S. Fitness Center / Health Club industry revenue was $32.3bn in 2018.

Our Growth Plan


5 YEAR GROWTH PLAN
PHASE 1
- Hire part-time operations staff and growth manager
- Rebuild on-demand workout platform and app
- Expand class offerings and update library with fresh content
- Launch marketing campaign
PHASE 2
- License out the CONBODY workout to other platforms
- Obtain 100,000+ subscribers on our online workout platform
- Launch additional shows on Facebook, Instagram, & Snapchat
PHASE 3
- Monetize YouTube channel
- Sell our shows to Facebook Watch and YouTube
- Continue to create job placements for former inmates
CONBODY

Use of Funds


CONBODY
Wefunder Fees, 8%
Marketing, 10%
Working Capital, 13%
Workout & Marketing Videos, 10%
Salaries (Including Tech Development), 60%

**Note: Salaries include the cost of (i) a part time growth manager who will help us acquire new users, (ii) a developer who will help us build a more robust on-demand and live stream at-home platform, and (iii) a part time operations manager.*

CONBODY Documentary

Debra Granik, an Academy Award nominated film director, has been documenting Coss Marte's personal journey and struggles in opening up CONBODY with limited resources for the last 5 years. Debra is in the process of pitching the documentary to different networks including Netflix.

Brand Video

Check out our brand video!


CONBODY
CONBODY BRAND VIDEO
Copy link

Coss' Story

Check out our Coss' story!


How I Went From Inmate To CEO • Dear BuzzFeed
Watch later
Share

Investor Q&A

– COLLAPSE ALL

What does your company do?

CONBODY is a prison style fitness bootcamp that hires formerly incarcerated individuals to teach fitness classes. Products: (i) group fitness classes in a studio setting, (ii) live stream at-home classes, (iii) on-demand workout videos, and (iv) apparel. Mission: To bridge a gap between two communities: young professionals and formerly incarcerated individuals. The Workout: 45-minute bodyweight workout that combines cardio, HIIT, strength training, and metabolic conditioning.

Where will your company be in 5 years?

In five years our goal is to have sales in excess of $12-million and obtain 100,000+ subscribers on our online platform. Our monthly revenue for May 2020 was $30,500, which was our best month in terms of revenue. From January 2020 to May 2020, monthly revenue has increased by ~75%. We opened our fitness studio in 2016 and moved to a larger studio in January 2019.

Why did you choose this idea?

In 2009, I went to prison. I was also overweight and warned by doctors that my current lifestyle, if left unchecked, would likely kill me. I started working out using my own bodyweight and lost 70 pounds in 6 months. When I was released from prison, I created CONBODY. It became my mission to hire former inmates to teach my fitness method.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

It's a great idea because CONBODY has a social mission and is more than just a good workout. CONBODY hires formerly incarcerated individuals to teach fitness classes. We partner with non-profit organizations to provide resources (technical skills, housing, employment, and mentorship) to former inmates. We have hired over 40 formerly incarcerated individuals and have a 0% recidivism rate.

The problem is that current fitness companies lack a social mission and a community.

How far along are you? What's your biggest obstacle?

CONBODY has made a lot of progress over the past several years. CONBODY has 1 fitness studio in NYC.

CONBODY also has an on-demand workout video subscription service. CONBODY's social impact and mission allows you to tap into an authentic community of members and trainers all around the world. Our subscriber growth was 50% in April 2020.

Our biggest obstacle has been discrimination against our founder due to his prison background. This has created a roadblock for some private equity and VC firms. We got accepted to Shark Tank; However, ABC does not allow founders who have a criminal background to appear on their show. That being said, CONBODY was part of Snap Inc.'s accelerator called Yellow and received an investment from Snap.

Who competes with you? What do you understand that they don't?

CONBODY is the one of only fitness companies that has a social mission and impact. All other fitness studios try to create unique experiences and communities but lack a social mission. They are: Peloton, Rumble, Barry's, Zumba, and Beachbody. The problems with our competition:
- No social mission / impact.
- Expensive online services and equipment.
- Expensive overhead and marketing costs.

We have lower overhead as we partner with non-profit organizations that provide job opportunities to formerly incarcerated individuals and these non-profits cover the of our interns, maintenance, and admin staff. Additionally, we created a platform leverages our social mission to drive customer traffic to our business.

How will you make money?

Our revenue streams include the following:
a) Group fitness classes in New York City. We charge $26 per class. We also offer discounted class packages and monthly memberships.
b) Live stream at-home classes: $20 per class.
c) On-demand workout videos: $9 per month (subscription service).
d) Apparel
e) Additional services: we also plan to sell products on our digital platform, such as branded yoga mats, workout gloves as well as other branded items.

According to our research, our TAM is 45 million households in the US. We estimate that our SAM is 12 million households in the US.

In April 2020, our CAC was $5 and our churn was less than 2%.

Past performance is no indication of future results.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk is that the fitness space is very crowded. However, CONBODY's social mission and impact allows us to stand out. CONBODY has been operating classes since 2014. We opened our first fitness studio in 2016 and launched our online platform in 2019.

Does a bad economy affect the company? And how has COVID-19 affected the company?

CONBODY had to close its fitness studio due to COVID-19 and the required government shutdown. When the government shutdown happened in March 2020, CONBODY responded well. We quickly pivoted our business model and launched live stream at-home classes and created additional content for our on-demand workout platform. CONBODY's best month (in terms of revenue) was May 2020. We experienced a dramatic boost in users on our on-demand online platform.

Our fitness studio in NYC remains closed due to the government shutdown. We have renovated the studio to comply with all COVID-19 regulations and capacity will be caped at 50% when the studio opens. However, we're focused on live stream at-home classes and we have installed cameras in our studio that will allow our customers to live stream into any of our studio classes.

What is the hiring process like and what values do you look for in ex-cons applying to be instructors?

We partner with non-profit organizations that provide resources (housing, training, mentoring, and education) to former inmates. We work with non-profit organizations to vet all of the people we hire and to make sure they have the necessary skills and training to work at CONBODY. We have hired over 40 formerly incarcerated individuals and none of them have been re-incarcerated.